XReal, Inc.

604 ARIZONA AVENUE
SANTA MONICA, CALIFORNIA 90401
TELEPHONE: (310) 963-1789

January 19, 2017

Via Edgar

Mail Stop 4561

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Barbara C. Jacobs, Assistant Director

Re:	XReal, Inc. Offering Statement on Form 1-A File No. 024-10550

Dear Ms. Jacobs:

Pursuant to Rule 259(a) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), XReal, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Offering Statement on Form 1-A (File No. 024-10550), together with all exhibits and amendments thereto (collectively, the “Offering Statement”).

The Registrant confirms that no securities have been sold pursuant to the Offering Statement and all subscription funds were either not accepted by the Company or have been returned.

Very truly yours,

By	/s/ Howard Marks
Howard Marks, Chief Executive Officer
XReal, Inc.